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NEWS RELEASE

SHAW ANNOUNCES REDEMPTION BY SHAW MEDIA INC.
OF 13.5% SENIOR NOTES DUE 2015

Calgary, Alberta (June 29, 2011) – Shaw Communications Inc. announced today that its subsidiary Shaw Media Inc. intends to redeem all of its outstanding US$260,380,000 face amount of 13.5% Senior Notes due 2015, which notes have a total Accrued Value (as defined in the Indenture governing the notes dated as of July 3, 2008) of approximately US$282 million.

The redemption date is August 15, 2011. The redemption price, equal to 106.75% of the Accrued Value of each note, is US$1,157.50 per US$1,000 face amount of Senior Notes.

Holders of the notes on the record date of August 1, 2011 will also receive the August 15, 2011 interest payment of US$73.19 per US$1,000 face amount of Senior Notes. In accordance with the terms of the indenture governing the Senior Notes, Shaw Media is not required to register the transfer of or to exchange Senior Notes during the period from such record date to such interest payment date.

This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc. or any of its subsidiaries.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca